SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Clarus Corporation

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

18270P109

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 18270P109	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greenhouse Funds LLLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,626,720
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,626,720
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,626,720
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4% **
12	TYPE OF REPORTING PERSON* IA, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 18270P109	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greenhouse GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,626,720
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,626,720
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,626,720
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4% **
12	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 18270P109	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Joseph Milano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,626,720
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,626,720
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,626,720
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4% **
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Greenhouse Funds LLLP, a Delaware limited liability limited partnership (“Greenhouse”), Greenhouse GP LLC, a Delaware limited liability company (“Greenhouse GP”), and Mr. Joseph Milano, the principal of Greenhouse and Greenhouse GP (collectively with Greenhouse and Greenhouse GP, the “Reporting Persons”), relating to Common Stock, par value $.0001 per share (the “Common Stock”), of Clarus Corporation, a Delaware corporation (the “Issuer”).

This Schedule 13G relates to Common Stock of the Issuer purchased by Greenhouse through the accounts of certain private funds and managed accounts (collectively, the “Greenhouse Accounts”). Greenhouse serves as the investment adviser to the Greenhouse Accounts and may direct the vote and disposition of the 1,626,720 shares of Common Stock held by the Greenhouse Accounts. Greenhouse GP serves as the general partner of Greenhouse and may direct Greenhouse to direct the vote and disposition of the 1,626,720 shares of Common Stock held by the Greenhouse Accounts. As the principal of Greenhouse and Greenhouse GP, Mr. Milano may direct the vote and disposition of the 1,626,720 shares of Common Stock held by the Greenhouse Accounts.

Item 1(a)	Name of Issuer.

Clarus Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices.

2084 East 3900 South

Salt Lake City, Utah 84124

Item 2(a)	Name of Person Filing.

Greenhouse Funds LLLP (“Greenhouse”), Greenhouse GP LLC (“Greenhouse GP”) and Mr. Joseph Milano.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

650 S. Exeter St

Suite 1080

Baltimore, MD 21202

Item 2(c)	Citizenship or Place of Organization.

Greenhouse is a limited liability limited partnership organized under the laws of the State of Delaware. Greenhouse GP is a limited liability company organized under the laws of the State of Delaware. Mr. Milano is the principal of Greenhouse and Greenhouse GP and is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $.0001 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

18270P109

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	The Reporting Persons are the beneficial owners of 1,626,720 shares of Common Stock held by the Greenhouse Accounts.

(b)	The Reporting Persons are the beneficial owners of 5.4% of the outstanding Common Shares held by the Greenhouse Accounts. This percentage is determined by dividing 1,626,720 by 30,041,265, the number of shares of Common Stock issued and outstanding as of November 1, 2017, as reported in the Issuer’s Form 10-Q filed on November 7, 2017.

(c)	Greenhouse, as the investment adviser to the Greenhouse Accounts, may direct the vote and disposition of the 1,626,720 shares of Common Stock held by the Greenhouse Accounts. Greenhouse GP, as the general partner of Greenhouse, may direct Greenhouse to direct the vote and disposition of the 1,626,720 shares of Common Stock held by the Greenhouse Accounts. As the principal of Greenhouse and Greenhouse GP, Mr. Milano may direct the vote and disposition of the 1,626,720 shares of Common Stock held by the Greenhouse Accounts.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99.1

Joint Filing Agreement dated February 14, 2018, by and among Greenhouse, Greenhouse GP and Mr. Milano.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018

GREENHOUSE FUNDS LLLP

By:	Greenhouse GP LLC, its general partner

By:	/s/ Joseph Milano
Joseph Milano
Authorized Person

GREENHOUSE GP LLC

By:	/s/ Joseph Milano
Joseph Milano
Authorized Person

/s/ Joseph Milano
Joseph Milano